Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES FDA APPROVAL OF INSIGHTEC'S EXABLATE
NEURO FOR TREATMENT OF ESSENTIAL TREMOR

Tel Aviv, Israel, July 12, 2016, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit" or the "Company") announced today, in furtherance to the announcement dated on October 22, 2015, that it was informed by INSIGHTEC Ltd. ("INSIGHTEC"), that the FDA has approved its Exablate Neuro system for a non-invasive treatment of essential tremor (ET) in patients who have not responded to medication.

Exablate Neuro uses focused ultrasound waves to precisely target and ablate tissue deep within the brain with no incisions or implants. The treatment is done under Magnetic Resonance Imaging (MRI) guidance for real time treatment monitoring.

Essential tremor is the most common movement disorder, affecting more than 5 million people in the United States, and millions more worldwide. Hand tremor is the most common symptom, but tremors can also affect the head, arms, voice, legs, and torso. For these patients, performing everyday tasks presents a challenge and impacts their quality of life.

This approval by the FDA was based on clinical data from a randomized, double-blind, multi-center clinical study designed to evaluate the safety and efficacy of non-invasive thalamotomy with MRI-guided Focused Ultrasound. A total of 76 patients were enrolled in the study and randomly assigned to receive the Exablate treatment (56 patients) or the sham procedure (20 patients), the exact same procedure but without any ultrasound energy. Patients in the placebo treatment arm were later allowed to undergo an Exablate Neuro treatment. Patients treated with the Exablate Neuro showed nearly a 50% improvement in their tremors and motor function three months after treatment compared to their baseline score. Patients in the control group had no improvement, and some experienced a slight worsening after the sham procedure before they crossed over into the treatment group. A year following the procedure, the patients who underwent the Exablate Neuro procedure retained a significant measure of improvement in these scores compared to baseline.

The Company holds approximately 89.9% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (86.2% on a fully diluted basis) which, in turn, holds approximately 31.4% of the share capital in INSIGHTEC (25.6% on a fully diluted basis).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel Complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com